4Q13

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 1,515 BILLION FOR THE YEAR 2013 (COP 1,779 PER SHARE - USD 3.76 PER ADR)

•	The bank showed a strong and healthy growth in assets during 2013, improvements in quality and funding sources. Bancolombia’s assets grew 33.6% in 2013 explained, 14.6% by the contribution of Banistmo (formerly HSBC Panama) and 19% by the organic growth of the existing operation before the consolidation of Banistmo.

•	Past due loans as a percentage of total loans remain low in 2013. 30 days (or more) past due loans as a percentage of total gross loans was 2.9%. Net provision charges for past due loans and foreclosed assets totaled COP 1,231 billion, which represents 1.59% of gross loans when annualized, an improvement compared to 1.72% in 2012.

•	Loan portfolio coverage remains at high levels. At the end of 2013, the ratio between allowances for loans losses and 30-days past due loans was 157%, indicating that Bancolombia has sufficient reserves to maintain its business operation and has a strong and healthy balance.

•	The bank improved its liquidity position as deposits grew 35% during 2013 and the ratio of net loans to deposits ended at 99%. This growth is explained, 17% by the contribution of Banistmo (formerly HSBC Panama) and 19% by the organic growth of the existing operation before consolidation Banistmo. The ratio of net loans to deposits ended in 99% and the weighted cost of deposits at the end of 2013 was 3.1%, less than 4% in late 2012.

February 3, 2014. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its unaudited earnings results for the year 2013, which are still subject to approval by the Board of Directors and the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia).

For 2013, Bancolombia reported consolidated net income of COP 1,515 billion, or COP 1,779 per share - USD 3.76 per ADR, which represents an 11% decrease as compared to the results for the year 2012.

Bancolombia ended 2013 with COP 130,816 billion in assets, 33.6% higher than those at the end 2012. At the same time, liabilities totaled COP 118,323 billion, increasing 37.1% as compared to 20121. These annual increases of assets and liabilities are mostly explained by the consolidation of Banistmo (formerly HSBC Panama) since October 2013.

1. This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the year ended December 31, 2013. The statements of income for the year ended December 31, 2013 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate January 1, 2014 $1,926.83 = US$ 1

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4Q13

BANCOLOMBIA: MAIN BATIOS[2]

PRINCIPAL RATIOS	As of
	Dec-12	Dec-13
PROFITABILITY
Net interest margin (1)	6.49%	5.48%
Return on average total assets (2)	1.92%	1.37%
Return on average shareholders´ equity (3)	15.97%	12.76%
EFFICIENCY
Operating expenses to net operating income	56.19%	59.75%
Operating expenses to average total assets	4.69%	4.19%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.85%	9.55%
Technical capital to risk weighted assets	15.77%	10.61%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	4.47	3.76
Net income per share $COP	1,998.11	1,778.68
P/BV ADS (4)	2.16	1.61
P/BV Local (5) (6)	2.20	1.62
P/E (7)	13.55	10.34
ADR price (8)	66.58	49.02
Common share price (8)	30,000	23,820
Shares outstanding (9)	851,827,000	851,827,000
USD exchange rate (quarter end)	1,768.23	1,926.83

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

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4Q13

1.	BALANCE SHEET

1.1.	Assets

Bancolombia’s assets increased 33.6% during 2013. This growth was explained by the organic growth of the business, as well as the incorporation of Banistmo’s assets.

The line of the assets that contributed most to growth was the loan portfolio and financial leases, which grew 28% during the year to end up representing 65% of total assets in 2013 compared to 68% in 2012. Of this 28%, 12.4% was explained by the organic growth of the company and 15.6% by the addition of Banistmo.

1.2.	Investment Portfolio

At the end of 2013, the investment portfolio represented 11% of assets, compared to 13% it represented in 2012. During the year several events impacted the performance of these investments, in particular, the loss of value of securities in the second quarter of 2013 due to expectations of a reduction of monetary stimulus in the U.S. Bancolombia's strategy focused on reducing the volatility and duration of the portfolio to reduce its impact on the results, but also reduce the abrupt changes in them.

1.3.	Goodwill

As of December 31, 2013, Bancolombia's goodwill totaled COP 3,589 billion; increasing 528% compared to the amount reported in 2012. This variation is mainly explained by the incorporation of Banistmo. This acquisition generated goodwill of USD 1.5 billion. Under Colombian accounting standards, goodwill is amortized lineally over a period of 20 years.

1.4.	Funding

The funding structure of Bancolombia remained relatively stable in terms ( of the composition of funding sources), but in nominal terms, there was a growth of 38%.

The higher growth of deposits compared to net loans, led to a better liquidity position of the bank, since the net loans to deposits ratio (including borrowings from domestic development banks) finished at 99% compared to 104% at the end of 2012. Bancolombia's strategy in 2013 was to minimize the cost of funding to defend the net interest margin.

Funding mix	Dec-12		Dec-13
COP Million
Checking accounts	11,298,901	14%	16,784,933	15%
Saving accounts	27,113,914	33%	34,649,764	31%
Time deposits	24,767,489	30%	34,058,452	30%
Other deposits	978,416	1%	1,063,430	1%
Long term debt	12,059,219	15%	12,328,275	11%
Loans with banks	5,316,443	7%	13,632,894	12%
Total Funds	81,534,382	100%	112,517,748	100%

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4Q13

1.5.	Shareholders’ Equity and Regulatory Capital

Bancolombia’s capital adequacy ratio was 10.61%, 516 basis points below the 15.77% for 2012. This annual decrease in the capital adequacy was due to the implementation in Colombia of a new capital regulation for banks, which increased deductions from the tier 1 calculation, as well as the incorporation of risk weighted assets and goodwill due to the acquisition of Banistmo.

The capital adequacy ratio was 161 basis points above the minimum level required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 5.81% and the tangible capital ratio, defined as the ratio of equity less commercial credit ("goodwill") and non-tangible assets to tangible assets was 6.49% at the end of 2013.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	Dec-12³	%	Dec-13%
Basic capital (Tier I)	9,070,487	10.39%	6,207,050	5.81%
Additional capital (Tier II)	4,694,203	5.38%	5,124,564	4.80%
Technical capital (1)	13,764,690		11,331,614
Risk weighted assets included market risk	87,262,916		106,826,579
CAPITAL ADEQUACY (2)	15.77%		10.61%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

(3) Capital adequacy ratios for 3Q12 and 2Q13 are calculated according to the capital rules existing until August 2013

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4Q13

2.	INCOME STATEMENT

Net income totaled COP 1,515 billion in 2013, or COP 1,779 per share - USD 3.76 per ADR, which represents a decrease of 11% compared to 2012. Bancolombia’s annualized ROE was 12.8% for 2013.

2.1.	Net Interest Income

Net interest income totaled COP 5,009 billion, 5.1% higher than the COP 4,767 reported in 2012. The performance in net interest income was mainly driven by higher loan volumes, but was overshadowed by the annual fall of investment returns in the securities portfolio. Interest on investment securities decreased 36%, impacted by the loss of value of certain securities in the second and third quarters, due to uncertainties in the markets.

Net Interest Margin

The net interest margin compression presented in 2013 was due to lower investment income, the lower interest rates that made the loan interest margin fell, the change in the loan portfolio mix which resulted in a greater concentration of the corporate loans, and the incorporation of Banistmo’s assets denominated in USD with a lower margin.

Annualized Interest
Margin	Dec-12	Dec-13
Loans' Interest margin	6.92%	6.26%
Debt investments' margin	3.72%	0.51%
Net interest margin	6.49%	5.48%

The funding cost decreased during 2013 due to the rate cuts and management of the liabilities structure.

Average weighted
funding cost	As of Dec-2012	As of Dec-2013
Checking accounts	0.22%	0.19%
Time deposits	5.27%	4.44%
Saving accounts	2.79%	1.77%
Total deposits	3.33%	2.55%
Long term debt	6.49%	6.09%
Loans with banks	5.49%	3.34%
Total funding cost	4.00%	3.07%

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4Q13

2.2.	Fees and Income from Services

Net fees totaled COP 1,916 billion at the end of 2013, increasing 6% from 2012. The lines that contributed the most to the generation and growth of fees were debit and credit card and banking services fees, which include fees from insurance distribution, investment banking and cash management.

2.3.	Asset Quality, Provision Charges and Balance Sheet Strength

The asset quality presented a slight deterioration in 2013 with past due loans at 2.9% of total loans versus 2.6% in 2012, due to the addition of Banistmo’s assets, which under Colombian rule increased this indicator. Colombian regulation considers loans past due when they are overdue more than 30 days while regulation in Panama considers them past due after 90 days or more.

For the same reason, the coverage ratio fell during 2013, ending at 157% versus 177% in 2012.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of		Growth
(COP millions)	Dec-12	Dec-13	2013/2012
Total performing past due loans (1)	604,375	977,744	61.78%
Total non-performing past due loans	1,228,327	1,619,475	31.84%
Total past due loans	1,832,702	2,597,219	41.72%
Allowance for loans interest losses	3,249,639	4,065,530	25.11%
Past due loans to total loans	2.62%	2.90%
Non-performing loans as a percentage of total loans	1.76%	1.81%
“C”, “D” and “E” loans as a percentage of total loans	3.96%	4.11%
Allowances to past due loans (2)	177.31%	156.53%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	117.35%	110.54%
Allowance for loan losses as a percentage of non-performing loans (2)	264.56%	251.04%
Allowance for loan losses as a percentage of total loans	4.64%	4.54%
Percentage of performing loans to total loans	98.24%	98.19%

(1)          "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)          Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

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4Q13

PDL Per Category (30 days)
	Dec-12	Dec-13
Commercial loans	1.48%	1.75%
Consumer loans	4.80%	4.73%
Microcredit	9.32%	9.89%
Mortgage loans	6.86%	6.22%
Finance lease	1.84%	2.09%
PDL TOTAL	2.62%	2.90%

PDL Per Category (90 days)
	Dec-12	Dec-13
Commercial loans	1.16%	1.13%
Consumer loans	2.55%	2.30%
Microcredit	5.81%	6.52%
Mortgage loans	2.97%	2.39%
Finance lease	1.36%	1.28%
TOTAL LOAN PORTFOLIO	1.62%	1.54%

LOANS AND FINANCIAL LEASES CLASSIFICATION
( COP millions)	Dec-12		Dec-13
¨A¨ Normal	65,453,223	93.52%	82,576,478	92.31%
¨B¨ Subnormal	1,766,262	2.52%	3,205,117	3.58%
¨C¨ Deficient	1,179,600	1.69%	1,590,504	1.77%
¨D¨ Doubtful recovery	948,051	1.35%	1,213,258	1.36%
¨E¨ Unrecoverable	641,543	0.92%	874,185	0.98%
Total	69,988,679	100.00%	89,459,542	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.96%		4.11%

2.4.	Operating Expenses

Operating expenses totaled COP 4,560 billion and increased 10.8% from COP 4,117 in 2012. Personnel expenses (salaries, bonus plan payments and compensation) increased 1.1% compared to 2012, due to lower bonuses and little growth in the number of employees. Administrative expenses increased 14% due to costs associated with the incorporation of Banistmo and organic expenses growth. Depreciation expenses, including operating leases from Leasing Bancolombia whose operating leases are depreciated, increased 34% due to dynamism in the business of operating leasing.

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4Q13

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

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4Q13

BALANCE SHEET
(COP million)	Dec-12	Dec-13	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	7,144,015	11,427,441	59.96%	8.74%
Overnight funds and interbank loans	1,025,082	3,981,205	288.38%	3.04%
Total cash and equivalents	8,169,097	15,408,646	88.62%	11.78%
Debt securities	11,432,214	12,136,179	6.16%	9.28%
Trading	6,492,812	6,537,697	0.69%	5.00%
Available for Sale	1,456,042	1,803,144	23.84%	1.38%
Held to Maturity	3,483,360	3,795,338	8.96%	2.90%
Equity securities	1,136,256	1,680,237	47.87%	1.28%
Trading	327,091	411,987	25.95%	0.31%
Available for Sale	809,165	1,268,250	56.74%	0.97%
Allowance for impairment	-14,159	-10,626	-24.95%	-0.01%
Net investment securities	12,554,311	13,805,790	9.97%	10.55%
Commercial loans	42,465,660	52,363,519	23.31%	40.03%
Consumer loans	12,580,661	16,601,890	31.96%	12.69%
Small business loans	334,591	516,767	54.45%	0.40%
Mortgage loans	5,957,824	10,295,930	72.81%	7.87%
Financial leases	8,649,943	9,681,436	11.92%	7.40%
Allowance for loan and financial lease losses	-3,249,639	-4,065,530	25.11%	-3.11%
Net total loans and financial leases	66,739,040	85,394,012	27.95%	65.28%
Accrued interest receivable on loans and financial leases	578,067	624,317	8.00%	0.48%
Allowance for accrued interest losses	-54,026	-63,745	17.99%	-0.05%
Net total interest accrued	524,041	560,572	6.97%	0.43%
Customers' acceptances and derivatives	783,014	602,409	-23.07%	0.46%
Accounts receivable, net	1,243,263	1,537,218	23.64%	1.18%
Premises and equipment, net	1,341,698	2,191,677	63.35%	1.68%
Foreclosed assets, net	84,818	103,565	22.10%	0.08%
Prepaid expenses and deferred charges, net	772,930	690,932	-10.61%	0.53%
Goodwill	571,373	3,589,203	528.17%	2.74%
Premises and equipment under operating leases, net	2,191,928	2,919,181	33.18%	2.23%
Other assets	2,088,947	2,590,110	23.99%	1.98%
Reappraisal of assets	851,920	1,422,926	67.03%	1.09%
Total assets	97,916,380	130,816,241	33.60%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	9,798,874	14,680,487	49.82%	11.22%	12.41%
Checking accounts	8,820,458	13,617,057	54.38%	10.41%	11.51%
Other	978,416	1,063,430	8.69%	0.81%	0.90%
Interest bearing	54,359,846	71,876,092	32.22%	54.94%	60.75%
Checking accounts	2,478,443	3,167,876	27.82%	2.42%	2.68%
Time deposits	24,767,489	34,058,452	37.51%	26.04%	28.78%
Savings deposits	27,113,914	34,649,764	27.79%	26.49%	29.28%
Total deposits	64,158,720	86,556,579	34.91%	66.17%	73.15%
Overnight funds and interbank borrowings	44,935	1,124,802	2403.18%	0.86%	0.95%
Bank acceptances outstanding and derivatives	625,632	464,514	-25.75%	0.36%	0.39%
Other interbank borrowings	1,803,665	7,876,792	336.71%	6.02%	6.66%
Borrowings from development and other domestic banks	3,467,843	4,631,300	33.55%	3.54%	3.91%
Accounts payable	2,311,221	2,611,114	12.98%	2.00%	2.21%
Accrued interest payable	523,655	610,511	16.59%	0.47%	0.52%
Other liabilities	888,190	1,250,757	40.82%	0.96%	1.06%
Long-term debt	12,059,219	12,328,275	2.23%	9.42%	10.42%
Accrued expenses	344,951	423,303	22.71%	0.32%	0.36%
Minority interest	81,394	445,448	447.27%	0.34%	0.38%
Total liabilities	86,309,425	118,323,395	37.09%	90.45%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	425,914	0.00%	0.33%
Retained earnings	10,250,192	11,253,148	9.78%	8.60%
Appropiated	8,548,146	9,802,509	14.67%	7.49%
Unappropiated	1,702,046	1,450,639	-14.77%	1.11%
Reappraisal of assets	894,206	853,454	-4.56%	0.65%
Gross unrealized net gain on investments	36,643	-39,670	-208.26%	-0.03%
Total shareholder's equity	11,606,955	12,492,846	7.63%	9.55%
Total liabilities + shareholder's equity	97,916,380	130,816,241	33.60%	100.00%

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4Q13

INCOME STATEMENT	As of		Growth
(COP million)	Dec-12	Dec-13	Dec-13/Dec-12
Interest income and expenses
Interest on loans	6,047,906	6,730,380	11.28%
Interest on investment securities	759,513	489,528	-35.55%
Overnight funds and interbank loans	24,178	26,900	11.26%
Financial leases	830,286	883,876	6.45%
Total interest income	7,661,883	8,130,684	6.12%
Interest expense
Checking accounts	24,931	29,403	17.94%
Time deposits	1,117,435	1,330,439	19.06%
Savings deposits	659,355	642,616	-2.54%
Total interest on deposits	1,801,721	2,002,458	11.14%
Interbank borrowings	50,209	77,995	55.34%
Borrowings from development and other domestic banks	220,096	223,193	1.41%
Overnight funds	97,620	61,104	-37.41%
Long-term debt	725,214	757,376	4.43%
Total interest expense	2,894,860	3,122,126	7.85%
Net interest income	4,767,023	5,008,558	5.07%
Provisions for loans and accrued interest losses and other receivables , net	(1,240,339)	(1,394,075)	12.39%
Recovery of charged-off loans	167,819	231,396	37.88%
Provision for foreclosed assets and other assets	(118,961)	(152,802)	28.45%
Recovery of provisions for foreclosed assets and other assets	80,608	84,881	5.30%
Total net provisions	(1,110,873)	(1,230,600)	10.78%
Net interest income after provision for loans
and accrued interest losses	3,656,150	3,777,958	3.33%
Commissions from banking services	449,452	469,896	4.55%
Electronic services and ATM fees	73,887	87,516	18.45%
Branch network services	126,356	135,474	7.22%
Collections and payments fees	256,503	283,788	10.64%
Credit card merchant fees	9,684	8,295	-14.34%
Credit and debit card fees	654,900	731,095	11.63%
Checking fees	72,636	70,261	-3.27%
Trust activities	208,583	207,994	-0.28%
Brokerage fees	63,631	62,615	-1.60%
Check remittances	22,120	44,368	100.58%
International wire transfers	71,932	62,921	-12.53%
Fees and other service income	2,009,684	2,164,223	7.69%
Fees and other service expenses	(202,644)	(247,867)	22.32%
Total fees and income from services, net	1,807,040	1,916,356	6.05%
Other operating income
Foreign exchange gain (loss), net	103,953	94,595	-9.00%
Gains on forward contracts in foreign currency	58,902	27,320	-53.62%
Gains on sales of investments in equity securities	82,187	3,780	-95.40%
Gains on sales of mortgage loans	43,146	31,593	-26.78%
Dividend income	47,610	63,007	32.34%
Income from non-financial subsidiaries	147,304	143,893	-2.32%
Insurance income	-	10,164	0.00%
Communication, postage, rent and others	349,995	465,773	33.08%
Total other operating income	833,097	840,125	0.84%
Total income	6,296,287	6,534,439	3.78%
Operating expenses
Salaries and employee benefits	1,394,027	1,467,780	5.29%
Bonus plan payments	204,201	154,550	-24.31%
Indemnities benefits	39,452	33,965	-13.91%
Administrative and other expenses	2,040,223	2,327,908	14.10%
Insurance on deposits, net	105,675	135,816	28.52%
Donation expenses	13,512	11,525	-14.71%
Depreciation	319,602	428,856	34.18%
Total operating expenses	4,116,692	4,560,400	10.78%
Net operating income	2,179,595	1,974,039	-9.43%
Goodwill amortization (1)	45,690	78,880	72.64%
Non-operating income (expense)
Other income	148,751	233,721	57.12%
Minority interest	(5,723)	(17,364)	203.41%
Other expense	(107,813)	(179,294)	66.30%
Total non-operating income	35,215	37,063	5.25%
Income before income taxes	2,169,120	1,932,222	-10.92%
Income tax expense	(467,074)	(417,095)	-10.70%
Net income	1,702,046	1,515,127	-10.98%

10